SO 4/8/04

KB 4/5

SECURITI[barcode]IISSION

04017710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bateman Eichler & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1960
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger B. Peikin (310) 899-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
MAR 29 2004
535

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., # 59, Encino (Address) (City) CA (State) 91316 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROGER B. PEIKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATEMAN EICHLER & CO., LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Signature

EVP, CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATEMAN EICHLER & CO., LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

BATEMAN EICHLER & CO., LLC

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Members
Bateman Eichler & Co., LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of Bateman Eichler & Co., LLC. as of December 31, 2003 and the related statements of operations, changes, in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Bateman Eichler & Co., LLC. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
March 25, 2004

BATEMAN EICHLER & CO., LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 182,972
Due from clearing firm	149
Securities owned, at market value	30,008
Prepaid expenses	3,905
Other assets	800
Total assets	$ 217,834

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts Payable	$ 30,570
Total liabilities	30,570
Members' equity	187,264
Total liabilities and members' equity	$ 217,834

The accompanying notes are an integral part of these financial statements

BATEMAN EICHLER & CO., LLC

Statement of Income
For the year ended December 31, 2003

REVENUES:		
Trading gains	$	17,419
Interest and dividends		4,124
Other income		5,447
Total revenues		26,990
EXPENSES:		
Professional fees		25,000
Clearance and execution charges		2,384
Other expenses		11,081
Total expenses		38,465
LOSS BEFORE INCOME TAXES		(11,475)
INCOME TAX PROVISION (Note 2)		
State taxes		800
Total income tax provision		800
NET LOSS		($12,275)

The accompanying notes are an integral part of these financial statements

BATEMAN EICHLER & CO., LLC

Statement of Members' Equity
For the year ended December 31, 2003

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2003	$ 197,139		$ 197,139
Capital contribution	2,400		2,400
Net loss		(12,275)	(12,275)
Ending balance December 31, 2003	$ 199,539	$ (12,275)	$ 187,264

The accompanying notes are an integral part of these financial statements

BATEMAN EICHLER & CO., LLC

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,275)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in:	
Due from clearing firm	(149)
Securities owned at market value	2,448
Prepaid expenses	(765)
Other assets	(800)
Increase (decrease) in:	
Accounts payable	12,295
Due to broker, net	(70)
Total adjustments	12,959
Net cash provided by operating activities	684
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contribution	
Net cash provided by financing activities	2,400
NET INCREASE IN CASH	3,084
Cash - beginning of period	179,888
Cash - end of period	$ 182,972
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes and state LLC fee	$ 800

The accompanying notes are an integral part of these financial statements

BATEMAN ECICHLER & CO., LLC

Notes to Financial Statements
December 31, 2003

Note 1: OWNERSHIP STRUCTURE

On January 4, 1999, Bateman Eichler & Co., LLC (the "Company") was formed as a California C Corporation. On December 9, 1999, the Company changed its structure to a California Limited Liability Company. The Company is registered broker-dealer in securities under the provision of the Securities Exchanged Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker. The Company was formed for the purpose of engaging in proprietary securities transactions.

The Company is a majority-owned subsidiary of Aletheia Research and Management, Inc. (the parent)

The Company has an agreement with National Financial Services, LLC (the Clearing Broker), a wholly owned subsidiary of Fidelity Investment Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3 (k) (2) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Concentrations

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transaction entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. Securities owned at December 31, 2003 represent common stock of companies publicly traded on US exchanges.

Income Taxes

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transaction occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2003.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

The Parent provides management and other support services for the Company. These expenses are not allocated or charged to the Company. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the accompanying statements of operations.

Note 4: <u>NET CAPITAL REQUIREMENTS</u>

Bateman Eichler & Co., LLC, as a registered broker-dealer in securities and member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with Rule at all times. Net capital is the broker-dealer in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealer in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2003 the company had a net capital of $176,286 which is $76,286 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness to net capital was 0.17 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or result of operations. Management is not aware of any legal actions.

Note 6: MEMBERS' EQUITY

In accordance with the Limited Liability Company operating agreements, members' ownership interest is represented by the number of member units held by each member. Profits and losses are allocated to each member with fully contributed capital based on the members' percentage ownership interest. No additional member units were offered or purchased during 2003.

Note 7: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transaction on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

BATEMAN EICHLER & CO., LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2003

	Focus 12/31/03	Audit 12/31/03	Change
Members' equity, December 31, 2003	$ 194,264	$ 187,264	$ 7,000
Subtract - Non allowable assets:	4,705	4,705	-
Tentative net capital	189,559	182,559	7,000
Haircuts:	6,273	6,273	-
Net capital	183,286	176,286	7,000
Minimum net capital	100,000	100,000	-
Excess net capital	$ 83,286	$ 76,286	$ 7,000
Aggregate indebtedness	23,570	30,570	(7,000)
Ratio of aggregate indebtedness to net capital	0.13%	0.17%	

There was observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/2003 as scheduled above resulting from audit adjusting journal entries due to accrual of audit fees.

BATEMAN EICHLER & CO., LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Bateman Eichler & Co., LLC
Santa Monica, California

In planning and performing my audit of the financial statements of Bateman Eichler & Co., LLC for the year then ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bateman Eichler & Co., LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
March 25, 2004